UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **September 5, 2003**

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

1-768	**37-0602744**
(Commission File Number)	(IRS Employer I.D. No.)

100 NE Adams Street, Peoria, Illinois	**61629**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(309) 675-1000**

Item 5. Other Events and Regulation FD Disclosure.

The following press release was issued by Caterpillar on September 5, 2003. The furnishing of these materials is not intended to constitute a representation that such furnishing is required by Regulation FD or that the materials include material investor information that is not otherwise publicly available. In addition, the Registrant does not assume any obligation to update such information in the future.

September 5, 2003

FOR IMMEDIATE RELEASE

Caterpillar CEO Glen Barton
confirms $30 billion growth target;
credits 6 Sigma for delivering strategy

PEORIA, Ill. -- Caterpillar Inc. (NYSE: CAT) is well positioned to strengthen its global leadership in the construction and mining business, Chairman and Chief Executive Officer Glen A. Barton told a group of financial analysts Thursday night at the company's demonstration area outside of Tucson, Ariz.

In a discussion of corporate strategy, Barton confirmed the company has plans to achieve $30 billion in sales and revenues this decade. The incremental growth of approximately $10 billion is divided among the company's three business segments with about $5 billion in engines, $4 billion in machines and $1 billion in financial products.

"We are taking aggressive steps in the right direction to assure our continued competitive leadership in today's global marketplace," said Barton. "We're confident recent results reflect the beginnings of success related to our strategic efforts."

Barton pointed to 6 Sigma as the major contributor to the company's financial results. "We've seen a direct impact of 6 Sigma on manufacturing costs, product quality and volume. In the second-quarter results announced last month, the major enabler for our increase in operating profit was 6 Sigma. It is delivering our corporate strategy by reshaping our company, making us more efficient and building the Caterpillar of tomorrow today," said Barton.

In presentations to analysts, Barton and 11 other corporate officers highlighted growth opportunities both in the developed and developing world in each of Caterpillar's business segments. Caterpillar Group President Gerald L. Shaheen said, "The construction equipment business provides a strong foundation from which Caterpillar can grow. That growth is further enhanced by every other effort we've made to diversify, to broaden our reach and to become the world leader in a broad range of businesses.

"Another major competitive advantage for Caterpillar continues to be our unmatched dealer network around the world," Shaheen continued. "Today, the net worth of Caterpillar dealers amounts to $7.1 billion."

During the event, company leaders provided an overview of business developments contributing to Caterpillar's continued global leadership:

- Advanced technology in an expanded line of machinery and power systems
- Research and development investments - more than $650 million in 2002 - to produce customer solutions such as ACERT[TM] emissions-reduction technology
- Transition plans for all Caterpillar and Perkins engines to incorporate all or part of ACERT technology within the next three years
- Flexibility in a global manufacturing network of more than 100 facilities in 24 countries
- Unparalleled local product support and service provided by a network of more than 200 Cat dealers doing business in 70 languages worldwide
- Financing of an increasing percentage of dealer deliveries through Caterpillar Financial Services Corporation
- Strategic purchasing alliances to align the company with key customers
- Growth built on a strong foundation, enabling the company to achieve $30 billion in sales and revenues this decade.

An archived Web cast of the event with audio and presentation visuals is available at http://www.cat.com/Analyst_Meeting_Webcast.

For more than 75 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2002 sales and revenues of $20.15 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at http://www.cat.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CATERPILLAR INC.

September 5, 2003   By: /s/ James B. Buda
                                            James B. Buda
                                            Vice President